Mission NewEnergy Limited (ACN: 117 065 719) Tempo Offices Unit B9, 431 Roberts Road, Subiaco, WA 6008 Australia

PRIVATE & CONFIDENTIAL

21 June 2011

Ir Samsudeen Ganny
Present

Dear Samsudeen,

OFFER OF EMPLOYMENT AS CHIEF OPERATING OFFICER FOR OUR MALAYSIAN OPERATIONS

We are pleased to offer you employment as Chief Operating Officer (under Mission Biotechnologies Sdn Bhd) on the following terms and conditions of employment. You will report to the Group Chief Executive Officer.

1.	SALARY & ALLOWANCES

You shall be paid an all-in fixed monthly salary of RM 30,000.

2.	BONUS

Bonus will be at the sole discretion of the Company.  Bonus, if paid, will be based on individual performance and the Company’s profitability.

3.	COMMENCEMENT OF EMPLOYMENT

Your employment with the Company is effective 1st July 2011 under contract for a period of two (2) years.

4.	PROBATIONARY PERIOD

You are required to serve a probationary period of six (6) months, during which time the Company will progressively assess your performance. After successful completion of your probationary period, you will be confirmed in your appointment.

5.	DUTIES & RESPONSIBILITIES

5.1
You shall be required to perform such duties and responsibilities as assigned to you. During the tenure of your employment, you shall devote your full time and attention to your duties and responsibilities with the Company and shall not directly or indirectly be engaged or concerned or interested in any other business of any kind whatsoever.

5.2
The Company may at its discretion assign such duties as it deems are consonant with the job for which you have been hired. The Company reserves the right to add, delete or vary the duties assigned to you from time to time as deemed necessary to be discussed and agreed by both parties.

5.3
You must comply with all terms, policies, procedures and practices of the Company as determined from time to time. The Company reserves the right to vary its terms, policies, procedures and practices as it deems fit. All fresh terms, policies, procedures and practices that form an integral part of your employment contract to be discussed and agreed by both parties concerned from the date they are implemented and unless they are initialled they will be invalid.

5.4	Place of work

You will be based at the premises of the Company’s office in Petaling Jaya and during your plant visit at the Company’s plant in Kuantan, Malaysia.

6.	Working Hours

6.1	The schedule of normal working hours and working days is as follows:-

Days	Working Hours	Lunch Hours

Monday to Friday	9.00 a.m. to 6.00p.m.	12.00p.m. to 1.00p.m.
or
1.00p.m. to 2.00p.m.
Sat & Sunday	Rest day	1.00 pm to 2.30 pm (Friday)

6.3
The nature of the duties as Chief Operating Officer may require you to work beyond the scheduled business hours of work in a day or to work on your rest day or public holidays and you are expected to carry out such work with commitment and diligently.

6.4	You are expected to visit the plant in Kuantan frequently to ensure the plant operations are monitored and recommendations of improvements implemented to achieve the desired performance results.

7.	NOTICE PERIOD FOR RESIGNATION

7.1
During the probationary period, you may resign from the Company by giving one (1) month’s written notice or one (1) month’s salary in-lieu of such notice. As a confirmed employee, you may resign from the Company by giving two (2) month’s written notice or two (2) month’s salary in-lieu of such notice.

8.	TERMINATION OF EMPLOYMENT

8.1
During the probationary period, the Company may terminate your employment by giving one (1) month’s prior notice in writing or upon the payment of one (1) month’s salary in lieu of such notice. Your contract period is two (2) years and should there arise a circumstance that your services are no longer required by the Company after your probation period, the company can terminate your contract before the expiry period and the Company will reimburse the balance of the salary for the remaining period.

8.2	The Company may terminate your employment without any notice, if you are:-

a)	Incapacitated or prevented by illness, injury, accident or any other circumstances control from discharging in full your duties for a period exceeding three (3) months.

b)	Found guilty of grave misconduct or willful neglect in the discharge of duties or having breached any term in this contract.

c)	Found to be a bankrupt.

d)	Found to be of unsound mind.

e)	Convicted of any serious criminal offence.

f)	Found to have a past criminal record.

g)	Found to have given incorrect or untrue information to the Company.

h)	Found to be a drug addict.

9.	ANNUAL LEAVE

9.1
You are entitled to 21 working days of annual leave per year and this leave shall accrue proportionately on the completion of each month’s of service. Annual leave has to be earned before it can be taken.

9.2
Annual leave will be taken at a time or times agreed with the Company. Annual leave not taken during the year in which it falls due shall be forfeited unless prior approval is obtained from the Company to carry forward to the following year and such accumulated leave must be consumed by 31st December of that particular year.

10.	SICK LEAVE

10.1	The Company shall recognize a medical certificate issued by a medical practitioner or by a dental surgeon registered under the relevant laws of Malaysia.

10.2	You are entitled to paid sick leave and hospitalization leave. The sick leave and hospitalization leave entitlement, in any one calendar year, is as follows:-

Sick Leave Type	Sick Leave Entitlement
Non-hospitalization	14 days
Hospitalization	60 days (inclusive of non-hospitalizalion leave)

10.3
When you are on sick leave, you are required to notify your immediate superior and in his/her absence, any other person designated by him. Such notification must be made within 12 hours, failing which, you are deemed to be absent without leave and having breached your contract of service and may be liable for termination.

11.	PUBLIC HOLIDAYS

11.1	You will be entitled to all gazetted public holidays in a year adopted by the PJ office.

12.	MEDICAL BENEFITS

12.1	You will be entitled to medical benefits as per the Company’s Group Health Insurance Scheme which includes the followings:

a)	General outpatient treatment, consultation, medicines and diagnostic tests by a registered medical practitioner.

b)	Specialist outpatient treatment, consultation, medicines and diagnostic tests by a specialist upon referral by a general practitioner.

12.2	Notwithstanding the above, the Company reserves the right to exclude or revise the benefits as and when deem necessary.

12.2
The Company will provide specialist medical treatment under its group medical insurance coverage, which exists from time to time. You may have the option to include your family under the same insurance scheme at your own costs.

13.	OFFICE CAR, MILEAGE CLAIM AND ENTITLEMENTS

13.1
You are entitled to use the office car and the driver for Company related matters only not limited to travelling to the Kuantan plant and attending meetings, provided that such travelling arrangements are made prior to the intended travelling and driver availability.

13.2	In the event the car is not available you can travel in your own car and are entitled to mileage claims for distance not less than 50 Km. The mileage claim is at the rate of RM 0.80 per Km.

13.3
During travelling on Company business trips outside Petaling Jaya and during such trips that you are to stay overnight, you will be provided with suitable accommodation and unless it is not available a suitable accommodation to be provided at a reputable hotel.

13.4
You are expected to travel by flights on Company business trips and all travel will be on Economy class Under exceptional circumstances if the Economy class is not available then you are entitled to upgrade to business class with the approval of the Group Chief Executive Officer/Managing Director.

13.5
During the course of your Company business meetings you have to entertain individuals of importance to the Company businesses, you are permitted to entertain the guests in a reasonable manner limited to meals and drinks. Where such entertainment exceed the reasonableness then the Group Chief Executive/Managing Director’s approval is to be sought prior to expenditure.

13.6	No other claims will be allowed other than the above stated claims unless prior approval sought from the Group Chief Executive Officer/Managing Director.

13.7	All claims to be submitted at the end of the month or 1st week of the succeeding months and to be approved by GCE/MD for payments.

14.	HANDPHONES & COMPUTER NOTEBOOK

14.1
You are provided with a hand-phone for Company business matters and that you are entitled to make claim on the monthly bills incurred and it to be submitted to the Finance Dept. at end or first week of the following month.

14.2	You are also provided with a suitable notebook computer for Company business matters.

14.3
The hand-phone and computer notebook to be returned in good condition upon completion of your contract period. The Company reserves the right to claim if the items are not returned or not in good condition.

15.	EMPLOYEE SHARES OPTION SCHEME (ESOS)

15.1	You are entitled to participate in the Employee Share Options Scheme and the Company’s performance shares scheme as approved by the company’s board of directors from time to time.

15.2
You will be offered 10,000 performance rights in Mission NewEnergy Limited (MNEL) which you can convert at no cost to 10,000 ordinary shares of MNEL after 31 December 2011. A further 10,000 performance rights will be given to you. These can be converted at no cost into ordinary shares should the Malaysian operations become EBITDA positive for financial year ending 30 June 2012.

The board, at its discretion may grant you additional options and performance shares as and when it decides.

16.	EMPLOYEE PROVIDENT FUND (EPF)

The EPF contribution rates of the Company and yourself shall be as per EPF Act, 1991 or any statutory modifications thereto.

17.	CONFIDENTIALITY

17.1
It is an express condition of your employment that the contents of this letter are to remain a matter of the utmost confidentiality between you and the management at all times. Any breach of this condition which is solely attributable to you may render you liable for disciplinary action including dismissal.

17.2	You must during the employment and after termination of the employment for any reason:

a)
take all precautions necessary to prevent disclosure of any of the confidential information to any unauthorised persons. Such information includes those relating to trade secrets or trade connections, business activities of the Company and information relating to personnel matters;

b)	not use or attempt to use any of the confidential information in any manner which may injure or cause loss either directly or indirectly to the company or any party or person.
c)	not disclose any confidential information to any person other than as directed by the Company;
d)	not use any confidential information for your own benefit or the benefit of any other person.

18.	GENERAL

18.1	Any modifications to this Agreement must be initialed by both parties concerned. Unless they are initialed they will be invalid.

19.	PRE-EMPLOYMENT MEDICAL CHECK UP

Your commencement of employment is subject to you successfully completing your pre-employment medical check up. Please call the office to arrange for an appointment.

20.	INTELLECTUAL PROPERTY

20.1	The Employee assigns to the Employer all existing and future rights or interests in:

all inventions, discoveries, novel designs, whether or not registrable as designs under the Design Act 1906 (Cth), as patents under the Patents Act 1980 (Cth) and trade marks under the Trade Mark Act 1995 (Cth), and the entire copyright in all Works, created by the Employee either solely or jointly with others during the Term.

20.2
The Employee agrees to provide all information relevant to such rights or interests to the Employer and to take whatever steps are necessary, during the Term and after engagement ceases for any reason to enable the Employer to secure ownership of the rights in the Intellectual Property referred to. The Employer will reimburse the Employee for reasonable costs incurred by the Employee in complying with this obligation after the engagement ceases.

20.3
The employee shall not apply to inventions, discoveries, novel designs, patents, trade marks and Works created by the Contractor which are wholly unrelated to the Business, created with the use of the resources of the Principal or a Related Body Corporate; and created on the Employee’s own time.

21.	RESTRAINT

21.1
In consideration of Mission Biotechnologies Sdn Bhd (MBTSB) and Mission Biofuels Sdn Bhd (MBSB) (the principal) entering into this Agreement, the Employee must not in South East Asia, Europe or the USA, during the operation of this Agreement and for the 24 months, without the written permission of the Employer either directly or indirectly be engaged or concerned or interested in any Competing Business.

21.2	The agreement by the Employee in this clause applies to the Employee acting:
•	either alone or in partnership or association with another person; or
•	as principal, agent, consultant, adviser, director, officer or employee in a management position.
This clause does not exclude the Employee from owning marketable securities of a corporation or trust which is listed on a recognised stock exchange in Australia or elsewhere provided that the Contractor hold not more than 5% of the total marketable securities with a corporation or trust.
The Employee acknowledges that he has been placed in a position where he will have personal contact and establish relationships with suppliers and customers who deal with the Employer I and that these contacts comprise part of the Goodwill of the Principal and are of great value to the Principal; and
The Employee must not without the prior written approval of the Employer whether directly or indirectly on their own account or on behalf of any person, for the Restraint Period within the Restraint Area;
•	canvass or solicit business from;
•	approach;
•	deal with; or

•	in any way interfere with,
any person who at any time during the operation of this Agreement was a customer or client of the Employer with whom the Employee has contact with in the course of providing the Services pursuant to this agreement, for the purposes of a Competing Business or for any purpose which may detrimentally affect the relationship between the Principal and the person.

22.	OTHER PRIVATE INTERESTS

The Employee certifies and warrants that the Employee:
•	at the time of signing this Agreement, have no material private business interests in Competitive Business in Restraint Area, and;
•
will not acquire, pursue or develop any other material private business interest in any Competitive Business in Restraint Area during the Restraint Period without the prior written consent of the Board.

Please indicate your acceptance by signing and returning the duplicate of this letter to the Company within 2 weeks, failing which, this offer shall be deemed to be withdrawn.

Yours sincerely,
For MISSION NEWENERGY LIMITED

/s/ Nathan Mahalingam

Nathan Mahalingam
Group Chief Executive Officer

I have read and understood the contents of this letter and hereby agree to the offer as detailed above. I also agree to respect the confidentiality of this letter.

Name	:	SAMSUDEEN B. GANNY	NRIC :	590113-07-5547

Signature	:	/s/ SAMSUDEEN B. GANNY

Date	:	27/6/2011.